Exhibit 99.2

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Equity Shares of Patni Computer Systems Limited is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated as of July 20, 2007

Narendra K. Patni

/s/ Narendra K. Patni
iSolutions, Inc.

By:	/s/ Narendra K. Patni
Name:	Narendra K. Patni
Attorney-in-fact